SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No._1)*

Zymergen Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98985X100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98985X100	SCHEDULE 13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,106,390

	6	SHARED VOTING POWER
972,512

	7	SOLE DISPOSITIVE POWER
4,106,390

	8	SHARED DISPOSITIVE POWER
972,512

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,078,902

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.96% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 102,400,795 Class A Shares outstanding as of October 22, 2021, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 98985X100	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Zymergen, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5980 Horton Street, Suite 105
Emeryville, California 94608

Item 2(a).	Name of Person Filing:

GIC Private Limited (“GIC”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

98985X100

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	Amount Beneficially Owned (1)		Percent of Class (2)
GIC Private Limited	5,078,902		4.96%

Reporting Person	Voting Power		Dispositive Power
	Sole (1)	Shared (1)	Sole (1)	Shared (1)
GIC Private Limited	4,106,390	972,512	4,106,390	972,512

(1) GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 4,106,390 securities beneficially owned by it.  GIC shares power to vote and dispose of 972,512 securities beneficially owned by it with MAS.

GIC is wholly-owned by GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2) Based on 102,400,795 Class A Shares outstanding as of October 22, 2021, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 98985X100	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof GIC has ceased to be the beneficial owner of more than 5 percent of the Common Stock, check the following [X]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 98985X100	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name: Celine Loh Sze Ling
Title: Senior Vice President
Date: February 11, 2021

By:	/s/ Diane Liang Weishan
Name: Diane Liang Weishan
Title: Senior Vice President
Date: February 11, 2021